UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-03040

QWEST CORPORATION

(Exact name of registrant as specified in its charter)

931 14th Street

Denver, Colorado

(318) 388-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.5% Notes due 2056

6.75% Notes due 2057

(Title of each class of securities covered by this Form)

6.500% Senior Notes due 2051, denominations of $25

6.500% Senior Notes due 2051, denominations of $1

6.750% Senior Notes due 2052, denominations of $25

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

6.5% Notes due 2056:63

6.75% Notes due 2057:60

Pursuant to the requirements of the Securities Exchange Act of 1934 Qwest Corporation. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 12, 2026	QWEST CORPORATION.

	By:	/s/ Jon Yourkoski
	Name:	Jon Yourkoski
	Title:	Senior Vice President, Treasurer and Corporate Development